100 Overlook Center, 2nd FL Princeton NJ 08540 T: 609.498.7029

July 11, 2012

Via EDGAR

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Attention: Rufus Decker

   Accounting Branch Chief

Re:	Carbonics Capital Corporation
Form 10-Q for Period Ended March 31, 2012
Filed May 21, 2012
Form 10-Q/A for Period Ended March 31, 2012
Filed June 19, 2012
Form 10-Q/A for Period Ended March 31, 2012
Filed June 29, 2012
File #0-28887

Dear Mr. Decker:

Reference is made to your letter dated July 2, 2012 that provided certain comments regarding Amendment No. 2 to our Form 10-Q for the period ended March 31, 2012, which amendment was filed by Carbonics on June 29, 2012.

Please be advised that Amendment No. 3 to the above-referenced Form 10-Q, which addresses your comments, was filed on July 11, 2012 on EDGAR. Also, we note that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours

CARBONICS CAPITAL CORPORATION

By: /s/ Stephen J. Schoepfer

       Stephen J. Schoepfer

       Chief Executive Officer